FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This form 6-K is hereby incorporated by reference into all effective registration statements and into the registration statement on Form F-3 (no. 333-152020) as amended, filed by us under the Securities Act of 1933.

The Registrant shall be holding a Special Meeting of Shareholders at the offices of Catalyst Fund LP at 3 Daniel Frisch Street, Tel-Aviv, Israel, on May 14, 2009 at 14:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

(a)	To approve a private placement of convertible debt securities of the Company.

(b)	To approve an increase in the number of shares available for issuance under the Company’s 2003 Israeli Share Option Plan.

(c)	To approve an additional grant of options to certain directors of the Company.

(d)	To transact other business as may properly come before the Meeting or any adjournments thereof.

Pursuant to the Company’s Articles of Association, the Board of Directors has fixed the close of business on April 13, 2009 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

The Registrant’s proxy statement with respect to the Meeting shall be published and delivered to the shareholders as required according to the Registrant’s Articles of Association and applicable laws and regulations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen —————————————— Eyal Cohen CFO

Dated: April 2, 2009